EXHIBIT 12.1

                       NIKE, INC.
     COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                                        Three Months Ended
                                            August 31,
                                        ___________________

                                        2006           2005
                                        ____           ____

                                           (in millions)

Net income                           $  377.2         $432.3
Income taxes                            198.6          227.7
                                       ______         ______

Income before income taxes              575.8          660.0
                                       ______          _____

Add fixed charges
      Interest expense (A)               15.3           11.3
      Interest component of leases (B)   23.1           20.1
                                       ______         ______

Total fixed charges                      38.4           31.4
                                       ______         ______

Earnings before income taxes and
      fixed charges (C)              $  614.2       $  691.4
                                     ========       ========
Ratio of earnings to total fixed
      charges                            16.0           22.0
                                       ======         ======

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(A) Interest expense includes both expensed and capitalized.
(B) Interest component of leases includes one-third of rental expense, which approximates the interest component of operating leases.
(C) Earnings before income taxes and fixed charges is exclusive of capitalized interest.